February 28, 2018
Cecilia Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:    Atlassian Corporation Plc
20-F for Fiscal Year Ended June 30, 2017
Filed September 01, 2017
File No. 001-37651
Dear Ms. Blye:
This letter is submitted on behalf of Atlassian Corporation Plc (the “Company”) in response to a comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission as set forth in your letter dated February 15, 2018 addressed to Michael Cannon-Brookes and Scott Farquhar, Co-Chief Executive Officers of the Company with respect to the Company’s Annual Report on Form 20-F for Fiscal Year Ended June 30, 2017 as submitted on September 1, 2017 (the “Comment Letter”).
For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comment. For your convenience, we have italicized the Staff comment from the Comment Letter.
We are subject to government regulation, including import, export, economic sanctions and anti-corruption laws and regulations…, page 21

1.
You disclose that you are aware of previous exports to individuals and organizations that are subject to US sanctions or are located in US-sanctioned countries or regions. Please identify for us the sanctioned countries involved, and tell us when the exports relating to those countries occurred.

Response:

Pursuant to an internal review initiated in July 2015, the Company discovered a de minimis number of software downloads of its products occurring between November 2010 and August 2015 by sanctioned organizations located in Russia. These software downloads represented less than $50,000 in sales in the aggregate during that period.

In September 2015, the Company submitted initial voluntary self-disclosures concerning these software downloads to the Department of Commerce, Bureau of Industry and Security (“BIS”), and to the Department of Treasury, Office of Foreign Assets Control (“OFAC”).  In March 2016, the Company submitted final reports to BIS and OFAC. BIS closed out the matter with a Warning Letter on May 19, 2016, and OFAC closed out the matter with a Cautionary Letter on April 12, 2017.

Upon discovery of these software downloads, the Company has implemented a number of technical solutions to enhance its compliance with U.S. Export Administration Regulations, including:

•	User interface blocking mechanism to restrict users who identify as being located in Cuba, Iran, North Korea, Sudan, or Syria from downloading Atlassian software;

•	IP address blocking to prevent IP addresses resolving to the Crimea region of Ukraine, Cuba, Iran, North Korea, Sudan, or Syria from downloading Atlassian software; and

•	A customized blocking mechanism to restrict users matching the relevant denied persons or parties lists from downloading Atlassian software.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (415) 358-2925.
Sincerely,

/s/ Tom Kennedy

Tom Kennedy
Chief Legal Officer

cc:    Barbara Jacobs, Securities and Exchange Commission
Daniel Leslie, Securities and Exchange Commission
Michael Cannon-Brookes, Atlassian Corporation Plc
Scott Farquhar, Atlassian Corporation Plc
Stuart Fagin, Atlassian Corporation Plc
Richard Kline, Goodwin Procter